August 6, 2008

Nicholas D. Gerber
United States Natural Gas Fund, LP
Management Director Chief Executive Officer
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

Re: United States Natural Gas Fund, LP
Registration Statement on Form S-3
Registration No. 333-152121
Response Letter Filed July 31, 2008

Dear Mr. Gerber:

We have reviewed your response letter dated July 31, 2008 and have the
following comment. Where indicated, we think you should revise your document in
response to this comment. If you disagree, we will consider your explanation as to why
our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. After reviewing this information, we may or may not
raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2 from our letter dated July 18, 2008.
Because this is a transactional filing and not a periodic report, we continue to
believe that you should provide an audited balance sheet for your General Partner.
Please amend your filing to include an audited balance sheet as of the end of the
most recent fiscal year for United States Commodity Funds LLC, the Fund's
General Partner. Also, please confirm that there has not been a fundamental
change in the financial condition of the general partner subsequent to the date of
the audited balance sheet. If there has been such a change, please provide an
updated balance sheet on an unaudited basis. A balance sheet that is more than
six months old will also need to be updated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call Byron N. Cooper at (202) 551-3473 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: James M. Cain (*via fax*)